UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 11, 2014

Internet Patents Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	0-26083 (Commission File Number)	94-3220749 (I.R.S. Employer Identification No.)

101 Parkshore Dr., Suite 100 Folsom, California 95630 (Address of principal executive offices, including zip code)

(916) 932-2860 (Registrant’s telephone number, including area code) Not Applicable. (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On November 11, 2014, Internet Patents Corporation (“IPC” or the “Company”), Strategic Concepts Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of IPC (“Merger Sub”), Prism Technologies, LLC, a Nebraska limited liability company (“Prism”), and Gregory J. Duman, as Securityholders’ Agent entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Prism, with Prism becoming a wholly-owned subsidiary of IPC and the surviving corporation of the merger (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, in exchange for all of the outstanding equity of Prism, IPC will pay $16.5 million in cash, less any debt that is not related to the acquisition of patents, and issue 3.5 million shares of its common stock to Prism security holders at closing. IPC has also agreed to share future revenue related to Prism’s patents with Prism’s former security holders. Under the terms of the Merger Agreement, IPC, through ownership of Prism, will retain the first $16.5 million in Prism Patent Proceeds received after closing, less any cash remaining in Prism at the time of closing. Prism’s former security holders will receive 70% of subsequent Prism Patent Proceeds, up to $55 million. The maximum revenue share of $55 million to be paid to Prism’s former security holders would be reduced by any distributions of Prism Patent Proceeds that are made by Prism prior to closing. After the maximum earnout is achieved, IPC will retain all future Prism Patent Proceeds. Prism Patent Proceeds is defined in the Merger Agreement as total recoveries from litigation, licensing, and patent sales minus production expenses (e.g., legal fees and costs paid to third parties, minus cash operating expenses incurred by Prism).

Immediately following the closing of the transaction, Prism’s former equity owners are expected to own approximately 31% of the outstanding common stock of IPC (or approximately 34% of the outstanding common stock of IPC calculated on a fully diluted basis).

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of IPC and the members of Prism. The Merger Agreement contains certain termination rights for both IPC and Prism.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits 2.1 and which is incorporated herein by reference.

Additional Information about the Merger and Where to Find It

In connection with the Merger, IPC and Prism intend to file a registration statement on Form S-4 that will contain a prospectus and proxy statement with the Securities and Exchange Commission (“SEC”) in connection with the transaction. Before making any voting or investment decision, investors and security holders of IPC and Prism are urged to read these materials carefully and in their entirety when they become available because they will contain important information about IPC, Prism and the transaction. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by IPC with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by IPC by directing a written request to: Internet Patents Corporation, 101 Parkshore Dr., Suite 100, Folsom, CA 95630. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction. Until the registration statement is declared effective by the SEC, further information concerning the transaction will only be available through filings with the SEC.

Participants in the Solicitation

IPC and its directors and executive officers and Prism and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IPC in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of IPC is also included in IPC’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 26, 2014. This document is available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at IPC at the address described above.

Item 8.01.   OTHER EVENTS.

On November 11, 2014, Prism issued a joint press release with Prism relating to the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

 Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERNET PATENTS CORPORATION

Date: November 11, 2014	By:	/s/ L. Eric Loewe
Name: L. Eric Loewe
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated November 11, 2014 among Internet Patents Corporation, Strategic Concepts Acquisition Corp., Prism Technologies, LLC and Gregory J. Duman, as Securityholders’ Agent.

99.1	Press Release dated November 11, 2014.

*

All schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.